BEIJING		NEW YORK
BRUSSELS	1625 Eye Street, NW	SAN FRANCISCO
CENTURY CITY	Washington, D.C. 20006-4001	SHANGHAI
HONG KONG		SILICON VALLEY
LONDON	TELEPHONE (202) 383-5300	SINGAPORE
LOS ANGELES	FACSIMILE (202) 383-5414	TOKYO
NEWPORT BEACH	www.omm.com

OUR FILE NUMBER
895,019-003

WRITER’S DIRECT DIAL
(202) 383-5149
March 26, 2009
WRITER’S E-MAIL ADDRESS
rplesnarski@omm.com

VIA EDGAR

Ms. Mary Beth Breslin

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3030

Re:	Vitesse Semiconductor Corporation
Form 10-K for the Fiscal Year Ended September 30, 2008
Filed December 30, 2008
Form 10-K/A for the Fiscal Year Ended September 30, 2008
Filed January 28, 2009
Form 10-K for the Fiscal Year Ended September 30, 2007
Filed September 30, 2008
Form 10-Q for the Quarter Ended December 31, 2008
Filed February 17, 2009
File No. 001-31614

Dear Ms. Breslin:

On behalf of Vitesse Semiconductor Corporation, we are writing to confirm that we are in receipt of the Division’s comment letter dated February 27, 2009, and to advise you that, due to the nature and extent of the review necessary to provide thorough and thoughtful responses, Vitesse will be unable to respond to the Division’s comment letter within ten business days.  Vitesse intends to respond to the comment letter as soon as practicable, but in no event later than March 31, 2009.

We appreciate your comments and request that you contact the undersigned at (202) 383-5149 or (202) 383-5414 (facsimile) if you have any questions or if we can be of any assistance.

Sincerely,

/s/ Robert Plesnarski
Robert Plesnarski
of O’Melveny & Myers LLP

cc:	Michael Green, Vitesse Semiconductor Corporation,
Martin P. Dunn O’Melveny & Myers LLP
David Lavan, O’Melveny & Myers LLP